Exhibit 12.1

Centene Corporation
Computation of ratio of earnings to fixed charges
($ in thousands)
	For the Nine Months Ended	Year Ended December 31,
	September 30, 2010	2009	2008	2007	2006	2005
Earnings:
Pre-tax earnings from continuing operations	$110,940	$137,508	$136,616	$64,071	$27,165	$48,079
Addback:
Fixed charges	18,256	23,104	23,128	20,612	13,909	6,158
Subtract:
Non-controlling interest	(2,515)	(2,574)	-	-	-	-
Interest capitalized	(1,089)	(116)	-	-	-	-
Total earnings	$125,592	$157,922	$159,744	$84,683	$41,074	$54,237

Fixed Charges:
Interest expensed and capitalized	$13,629	$16,434	$16,673	$15,626	$10,574	$3,985
Interest component of rental payments (1)	4,627	6,670	6,455	4,986	3,335	2,173
Total fixed charges	$18,256	$23,104	$23,128	$20,612	$13,909	$6,158

Ratio of earnings to fixed charges	6.88	6.84	6.91	4.11	2.95	8.81

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.